Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Abigail S. Wexner

Address of Joint Filer:	c/o Limited Brands, Inc.
Three Limited Parkway
Columbus, OH 43216

Relationship of Joint Filer to Issuer:	Director

Issuer Name and Ticker or Trading Symbol:	Limited Brands, Inc. (LTD)

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):	2/22/2011

Designated Filer:	Leslie H. Wexner

Signature:

/s/  Abigail S. Wexner
Abigail S. Wexner

February 24, 2011
Date